SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                 Amendment No. 2




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                          LOG POINT TECHNOLOGIES, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Colorado                                       84-1360787
             --------                                       ----------
   (State or other jurisdiction                            (IRS Employer
 of incorporation or organization)                      Identification Number)


  465 Fairchild Drive, Suite 111, Mountain View, CA                    94043
---------------------------------------------------           --------------

                                 (650) 967-3974
                                 --------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to                          Name of each exchange on which
be registered:                                  each class is to be registered:

     N/A                                                     N/A
-----------------------                         --------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

Log Point is, and has been for the past six years, a development stage digital electronics company that develops high performance embedded digital computation products. Log Point's innovations include software that can be embedded in software applications, a set of mathematical functions that can be embedded in computer software languages, and electronic firmware that can be mounted on printed-circuit boards. These products are used to perform specific mathematical functions many times faster than currently available technology. These products can be used to complement or modify existing microcontrollers and microprocessors to substantially improve their performance. They can also be used to build stand-alone math coprocessors, graphics chips and graphics accelerators that work with or expand the capabilities of existing hardware numerical processors.

Log Point began as a private, California based research and development firm in February, 1993. On October 24, 1997, a transaction was closed in which Log Point California was merged into Sandtech Developments, Inc., a Colorado corporation organized on July 19, 1996. Through this merger, accounted for as a reverse purchase acquisition, Sandtech Developments, Inc. acquired all of the assets and liabilities of Log Point California, the name of Sandtech Developments, Inc. was changed to Log Point Technologies, Inc., new officers and directors were elected, and the shareholders of Log point California became the controlling shareholders of Sandtech Developments, Inc.

There have been no bankruptcies, receiverships or similar proceedings in this Company.

BUSINESS
--------

General
-------

Log Point is, and has been for the past six years, a development stage digital electronics company that develops high performance embedded digital computation products. Log Point's innovations include software that can be embedded in software applications, a set of mathematical functions that can be embedded in computer software languages, and electronic firmware that can be mounted on printed-circuit boards. These products are used to perform specific mathematical functions many times faster than currently available technology. These products can be used to complement or modify existing microcontrollers and microprocessors to substantially improve their performance. They can also be used to build stand-alone math coprocessors, graphics chips and graphics accelerators that work with or expand the capabilities of existing hardware numerical processors.

The Company's products are based upon its patented logarithm-based computation processes for use in the software and digital electronics industries. Math-intensive applications that are enhanced by Log Point's processes experience speed increases of 2 to 1000 times faster than conventional methods. The Company uses its exponential floating-point computational methodology to increase greatly the speed of computer applications, such as sound and graphics. When applied to cheaper, older computer chips, the Company believes that resulting speed increases can make such chips economical for use in all sorts of digital electronic products, making them "smart" products. In addition, applying the Company's technology in newer chips significantly enhances performance in software and digital electronic products.

The Company's products can be incorporated in digital electronics chips and microprocessors in areas such as automotive controls, games, 2-D and 3-D graphics, handheld and desktop personal computers, computer networks and related computer peripherals, signal processing, multimedia, avionics, instrumentation, laser printers, robotics, imaging, instrumentation, computers and peripheral, and communications.

To maintain a competitive edge in price sensitive volume consumer electronics products, the Company believes that manufacturers of such products face many challenges, such as a market that demands increasing product performance, the need of a lower cost per function, the problem of a decreasing product life and the need to decrease the time from product development to market. Log Point believes its products meet these needs.

Log Point's technology is based on logarithms and ultra efficient look-up table-based function generators providing fast and precise calculations. This technology allows many new design alternatives, and efficient computations, even in pure software executed by low-cost embedded computer chips.

While developing its hardware designs, Log Point made what it believes to be a breakthrough in numerical computation. Through electronic design, the silicon area for Log Point technology was shown to be more than 10 times smaller than the area required for conventional floating point hardware. This reduction in silicon area means that less power is consumed by the hardware chip that leads to less heat generation. Thus the reduced silicon area leads to lower-cost product designs and to longer battery life for the end user of consumer electronics.

Log Point possesses exclusive rights to market and vend products based upon patents on its technology. Log Point has completed construction of several SuperSpeed Soft CoProcessor products and is now marketing these products directly and as a third-party vendor on Microsoft and Inprise (f/k/a Borland) and several major semiconductor chip manufacturers (Intel, Fujitsu, National Semiconductor and Mitsubishi) websites. These companies have placed Log Point products on their web sites with links to Log Point's web site at http://www.logpoint.com. Log Point also has links to the above companies websites at http://www.logpoint.com/interest.htm.

The Company is targeting its present SuperSpeed(TM) software product designs to the manufacturers and users of embedded microprocessors, including manufacturers of numerous categories of lower-cost, volume manufactured electronic products. The SuperSpeed software products include Soft CoProcessor(TM) high performance exponential floating-point (efp) virtual processors and scaled-integer generators of numerous scientific and engineering functions heretofore not available at ultra-high speed and low cost. "Exponential floating-point" and "efp" are Log Point trademarks. "Floating point" and "scaled integer" refers to particular ways that numbers are represented in a computer.

The Company is targeting its electronics efp hardware designs to manufacturers of 32 to 64 bit embedded microprocessors, including manufacturers of numerous categories of volume manufactured consumer digital electronic products.

Log Point's marketing effort is centered on developing joint marketing and sales efforts with microprocessor manufacturers, compiler vendors, and other embedded systems vendors such that both Log Point and other companies leverage each other's capabilities to increase product sales. Log Point is continuing to develop joint relationships with other companies.

Log Point is designing hardware versions of its technology for various manufacturing processes in the electronics industry. The first hardware designs should be available for licensing in the near future.

Log Point is completing negotiations for a major financing for hardware production of digital-signal-processing (DSP), graphics accelerator chips, and efp microprocessor designs. Log Point plans to out-source the production of hardware chips to semiconductor manufacturers. As sales of hardware chips increase, Log Point plans to purchase or build a fabrication plant to produce its own chips.

As of June 30, 1999, no sales of Log Point products have been made. Software products, that have been completed by Log Point, are being evaluated by companies. Log Point expects that some of the companies evaluating the software to become customers. The hardware design products, for licensing, to the electronics industry are still being developed. The production of hardware chips, that are based on the hardware designs, will require financing. No significant licensing of hardware designs and sales of hardware chips are expected until Log Point receives financing. Therefore no significant licensing or sales of products are expected over the twelve-month period ending June 30, 2000. When financing is obtained, Log Point will accelerate its product development, and increase its sales and marketing activities.

PRODUCT LINES
-------------

The Company is developing and marketing software, hardware designs, and hardware product lines. Products completed and being marketed are:

Software--Soft CoProcessors

     * Portable C source for basic efp arithmetic and scientific function libraries
     *    32-bit C and assembler source for SPARC and SPARClite 930 Series
     *     32-bit C and assembler source for Intel 386, 486 and Pentium
     * 24-bit DSP (digital signal processing) assembler source for 8-bit Intel 8051/2 and Motorola 68HC11/12/16
     * In-house GNU tools support (GNU tools is a C computer programming language)
     *    32-bit C++ class arithmetic and scientific function libraries.

Products for future development and marketing are:

Software for licensing to the electronics industry:

     * Function Generators (development is complete but is currently being upgraded)
     * Assembler efp for the following microprocessors: PowerPC, 68xxx, ColdFire, HPPA, MIPS, ARM, StrongArm, Hitachi SH Series and Mitsubishi M32R/D (in final development stage)
     *    Enhanced Conventional Floating-Point Math Libraries (in R&D)
     *    Application software (in R&D)

Hardware Designs for licensing to the electronics industry:

     * Function Generators (development is complete but is currently being upgraded)
     *    Electronic design Standard Cell Libraries (in final development stage)
     *    New Microprocessor Instructions (in final development stage)
     *    EFP Cores (in R&D)
     *    Hardware, intellectual property (in final development stage)

Hardware chips for sale to the consumer electronics industry:

     *    Function Generators (in final development stage)
     *    FPGA Chips (in final development stage)
     * DSP Chips (in final development stage) ASIC Chips (in final development stage)
     *    Microprocessor Chips (in final development stage)

MARKET AND MARKETING STRATEGY/DISTRIBUTION METHODS
--------------------------------------------------

The Company's technology has applications in virtually all aspects of digital electronics chips and equipment, including computers. The markets for these products are huge and growing rapidly. According to DataQuest, electronics equipment markets for calendar year 1992 were $642 billion and will grow to over one trillion dollars for calendar year 1999. Other products, such as automobiles, that have a high electronic content, but not enough to be classified as electronic equipment, add considerably to that number. Automobiles, with over $400 of electronics each, would account for at least an additional $50 billion annually. The microprocessor market is expected to be over $30 billion for calendar year 1999 and growing 13.4% per year. The ASIC/Logic Chips market is expected to be over $21 billion by 1999 and growing 8.1% per year. By the calendar year 2000, the combined microprocessor and the ASIC/Logic Chips markets will be over $70 billion. A reasonable target for the Company to shoot for by fiscal year ended 2001, would be 1% of the microprocessor and ASIC markets or $700 million. [The DSP market and other markets are neglected in this analysis.]

Target Markets
--------------

Log Point is a developer of high performance embedded digital computation. Its products include software that can be embedded directly in software applications, a complete set of algorithms that can be embedded in computer programming languages, firmware that can be mounted on printed-circuit boards. This firmware would be used to perform specific high performance numerical computations many times faster than conventional technology. The Log Point technology can also be implemented in digital electronic design to complement existing computer chips. It can be used to build stand alone math coprocessors that work with existing computer chips or used to expand the capabilities of existing hardware numerical processors. Log Point products fit many applications across the entire digital electronics industry.

The Company's target market includes all users and developers of:

     *    Microprocessors
     *    DSP (digital signal processors), graphics, filter chips
     *    FPGA (field-programmable gate array) users and manufacturers
     *    Standard cells, ASIC (application specific integrated circuit) chips
     *    Custom chips incorporating any of the above.
     *    Design software for chips
     *    Compilers for high level programming languages (C/C++, Basic, FORTRAN)
     *    Application software

The Company anticipates the following marketing obstacles:

     * Getting its message of new computational capabilities to the embedded system designers that buy development tools. This includes FAA certification, which is a strong selling point to decision-makers, not just in aviation, but throughout the embedded computation industry. Some Log Point software products have been completed and have been thoroughly tested for speed and precision. The products are ready for FAA certification when a customer has a requirement for FAA certification. This enables the designers to demand that all major development tool vendors support the Company's products. This then enables the Company's products to have direct distribution channels to the entire body of vendors' customer bases throughout the world.
     * PR, advertising, and articles in trade publications require substantial time to make a real impact in the industry.
     * When a customer requires FAA certification of Log Point products for the first time, FAA certification will take at least a few weeks to commence and likely several months to complete. After FAA certification has been completed, the certification will not have to be repeated for future customers who require FAA certified products. It must be point out, that Log Point does not need FAA certification to sell its products. Some companies require FAA certification. Log Point desires FAA certification of its products, because FAA certification will lend credibility to Log Point products.
     * After sufficient numbers of designers request the Company's products, a few months are likely required for the release of a vendor's tools that provide support of the Company's products.
     * There is a delay while designers use such tools to examine the effect that the Company's products have on their embedded designs before they license the Company's products.
     * While making a strenuous effort toward market penetration, price concessions will also be used to maximize the quantity of design wins incorporating Company products.

Log Point has made great strides to overcome the obstacles to its entry into the floating-point market. The Company has created a website (www.logpoint.com) which has received over 20,000 visits. The Company has also arranged with Intel, IBM, Microsoft, Fujitsu, Mitsubishi and National Semiconductor to publish Log Point's product information on their websites with web links to the Log Point website. This Internet exposure has attracted many Beta testers of Log Point's products and has attracted potential investors and take-over suitors. The Company expects some of the Beta testers to become customers of its products. The Company is contemplating debt financing and private placement investments from potential investors as well as being acquired by other corporations.

The thrust of the Company's marketing strategy includes:

Software:

     * Developing joint marketing and sales efforts with each microprocessor manufacturer such that both the Company and the microprocessor manufacturer leverage each other's capabilities to increase product sales.
     * Conducting direct mail campaigns targeted at the technology decision-makers at volume manufacturers of consumer products.
     *    Telemarketing follow up.
     * Providing beta site developer kits for evaluation of the Company's products. Giving engineering presentations to the evaluation team.
     * Benchmarking potential customer software using the Company's technology.
     *    Negotiating licenses.
     * Supporting customer product development to optimize performance and quality.
     *    Receiving royalties for each unit of customer product shipped.
     *    Teaching seminars for customers.

Hardware Designs:

     * Obtaining software porting/proof-of-concept contracts with microprocessor manufacturers.
     * Obtaining hardware feasibility contracts with microprocessor manufacturers.
     *    Negotiating license for hardware design.
     * Supporting microprocessor manufacturer with the design of SuperSpeed pipelined floating-point technology into their microprocessor.
     *    Receiving royalty payments for each microprocessor shipped.

Hardware:

     *    Design hardware products.
     * Produce evaluation boards for distribution to the digital electronics market.
     * Help potential customers efficiently design their product with Log Point hardware products.
     * Receive orders from customers for hardware and firm commitment to pay for hardware.
     * Contract with computer chip manufacturer to produce chip from hardware design.
     *    Deliver completed hardware chips to customer.

World Wide Web
--------------

The Company has a World Wide Web home page at the URL: http://www.logpoint.com. This Web page contains basic information about the Company, its latest news, technology, products, application notes, special programs, investor information and frequently asked questions, as well as how to contact the Company. Log Point's Web page is also listed with many of the most popular Web search engines. When the Company receives sufficient capital, it intends to advertise the Web page on the World Wide Web and in trade publications oriented toward embedded systems and digital signal processing. Log Point is also listed in the Web pages of Intel, Fujitsu, Wind River Systems, Mitsubishi, Inprise, Motorola, Integrated Systems and National Semiconductor, among others. The Company has identified many sales leads, beta testers, and potential joint ventures through its Web page.

Marketing Efforts
-----------------

The Company has established third-party marketing efforts on IBM, Microsoft, Intel, National Semiconductor, Fujitsu, Motorola, Integrated Systems, Mitsubishi, and Wind River Systems websites through which Log Point product descriptions and Log Point web link on each of these companies web sites. While there are no written agreements with these companies, they have voluntarily included Log Point on their respective web sites. These relationships will continue as long as it is mutually beneficial to each company.

Intel has stopped producing the 187 and 387 hardware numerical coprocessors. Many of Intel's customers presently manufacture products requiring the hardware numerical performance of the 187, 287 and 387. In most cases, Log Point's Soft CoProcessor can replace the discontinued hardware. National Semiconductor is displaying the Company's products, through the National Semiconductor web site, to its customer base. Integrated Systems has incorporated the Company's Soft CoProcessor product into their Embedded Systems Development Tools and has created an automobile cruise control demonstration model using the Soft CoProcessor.

PATENTS
-------

The Company has three patents that have issued in the U.S. and some foreign countries. The three patents are still pending in the PCT which covers Japan and Europe. The patents cover method and apparatus, using logarithmic and table-look-up technology, to generate functions and complete floating-point systems for digital electronics. The Company has filed a new patent in the U.S. and internationally, that covers improvements in the software performance for microprocessors. The Company will soon have patents filed on small-silicon-area pipelined versions of its floating-point hardware designs and graphics accelerator designs. The new technology improves the Company's competitive edge in silicon designs and performance of its Soft CoProcessor products. The life of these new patents will be approximately 20 years.

TRADEMARKS
----------

The Company has trademarks on "Log Point(TM)," "SuperSpeed(TM)", "Soft CoProcessor(TM)," and "FastFun(TM)."

TECHNOLOGY LICENSE AGREEMENT
----------------------------

On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of three United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares, $210,000 to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the owner of the patents. The $210,000 was due upon signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000. At June 30, 1999 and 1998, the unpaid balance of the $210,000 amount was $160,574 and $172,084, respectively. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling and vending of sub-licenses with respect to the licensed technology and products under the patents. The approximate remaining life of the three United States patents is 15 years.

COMPETITION
-----------

The computer technology industry is highly competitive. The Corporation competes with many other companies in the computer technology industry, many of which are larger and better capitalized than the Company. The Company's primary sources of competition are microprocessor manufacturers and vendors of conventional floating-point software systems.

The Company believes its competitive advantages include a reduced silicon area needed on a computer chip coupled with the fact that hardware using the Company's technology is 10 to 100 times faster than conventional floating point hardware, which gives Log Point a competitive advantage in products using chips or microprocessors with floating point technology. Silicon is very expensive and cost of manufacturing electronic hardware chips increases dramatically as the chip area required increases. These advantages provide for a greater selection of functions, fitting applications in more end user products, allowing more design alternatives and flexibility, being more cost effective, upgrading lower cost components, and invading existing markets as well as opening up whole new ones.

SEASONALITY
-----------

The Company's product diversification is such that it does not expect to experience seasonal up or down turns.

WORKFORCE
---------

The Company currently employs six individuals; two individuals in management, two individuals in administrative, and two individuals in engineering and research and development. The Company currently has two part-time individuals working on a consultant basis who provides marketing assistance for the Company. There is no collective bargaining agreement with employees. The Company considers its relationship with its employees to be excellent.

YEAR 2000
---------

Overview
--------

Historically, certain computerized systems have had two digits rather than four digits to define the applicable year, which could result in the system recognizing a date using "00" as the year 1900 rather than the year 2000. This could cause significant software and hardware failures or miscalculations and is generally referred to as the "Year 2000" problem.

The company recognizes that the impact of the Year 2000 problem extends beyond its computer hardware and software and may ultimately affect utility and telecommunication services, as well as the systems of its customers and suppliers. The company acknowledges that none of its products are date sensitive and therefore, are all Year 2000 compliant. The company is prepared to take corrective action that may be required within each of the following areas:

Log Point Products
------------------

Log Point has completed its internal Year 2000 testing and analysis of its products. The Company believes that all of its products are Year 2000 compliant and is committed to maintaining compliance in any future revisions of its products.

Internal Information Systems
----------------------------

The Company's internal information systems utilize hardware and software from several commercial suppliers. The Company has investigated its internal information systems for Year 2000 compliance, and certain modifications have been identified and corrected on critical systems to ensure that the Company's operations will be Year 2000 compliant. This effort will continue throughout 1999.

Third Parties
-------------

The Company has had communications with certain of its significant suppliers and customers to evaluate their Year 2000 compliance plans, state of readiness and to determine the extent to which the Company's systems and products may be affected by the failure of others to remedy their own Year 2000 issues. Year 2000 compliance is a prerequisite to new supplier relationships. There can be no assurance that such other parties will complete their Year 2000 conversion in a timely fashion or will not suffer a Year 2000 business disruption that may adversely affect the Company's business, financial condition or results of operations.

Cost for Year 2000 Compliance
-----------------------------

The Company believes that the total cost of Year 2000 compliance activity will not be material to the Company's operations, liquidity and capital resources.

Year 2000 Risks Faced by Log Point
----------------------------------

The Company may not be able to identify, successfully remedy or assess all date-handling problems in its business systems or operations or those of its customers and suppliers. As a result, the Year 2000 problem could have a materially adverse affect on the Company's business financial condition or results of operation. Log Point has conducted a review of its business systems in an attempt to identify ways in which its systems could be affected by Year 2000 problems. Based on this review, the company does not expect the Year 2000 issue to have a material adverse affect on its systems.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

During the fiscal years ended June 30, 1999 and 1998, the Company incurred losses of $782,769 and $433,027, respectively.

Log Point is a development stage company that incurred losses of $782,769 and $433,027 for years ended June 30, 1999 and 1998, respectively. Since inception the Company has incurred losses totaling $2,087,609. Log Point experienced a loss of $140,769 (unaudited) for its first quarter ending September 30, 1999.


To date, Log Point has been dependent upon the proceeds from an equity transaction, under a 504 offering, to fund its development stage operations, and at a minimum, management believes that its borrowings will be adequate to fund its minimum requirements for fiscal year ending June 30, 2000. Log Point does not expect any significant revenues during the twelve-month period ending June 30, 2000.


When Log Point emerges from its development stage, additional financing will be needed. Log Point is currently in negotiations to complete a major debt financing. These additional funds will be used to increase sales and marketing efforts and to accelerate production of hardware chips from the Company's hardware designs.

The Company will require substantial additional financing in future years. The additional financing would be obtained through loans, secondary public offerings, private placements, and/or mergers. There can be no assurance that such funds will be sufficient in the near term or that conditions and circumstances described herein may not result in subsequent cash requirements by the Company in the immediate future just to sustain operation. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous. If future funding is not obtained, Log Point would expect to continue to receive loans until revenue from product licensing and sales become adequate to sustain the companies operations.


Log Point will not conduct any significant research and development during the next twelve months ending June 30, 2000.

Log Point has no plans to purchase any plant or significant equipment during the next twelve months ending June 30, 2000.

The Company does not anticipate any significant changes in its number of employees during the next twelve months ending June 30, 2000.

Item 3. PROPERTIES.

The Issuer's principal offices are located at 465 Fairchild Drive, Suite 111, Mountain View, California 94043. This leased location has approximately 680 square feet of office space. The current lease expires on December 31, 2000. The Issuer feels that this facility is overcrowded and inadequate for its current level of activity and plans to expand to approximately 3,000 square feet of office space in the near future.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Title of              Name and Address               Amount         Percent
 Class                   of Owner                    Owned          of Class
 -----                   --------                    -----          --------

Common            Samuel P. Shanks,
                  President/CEO/Director
                  655 Fair Oaks Ave., F205
                  Sunnyvale, CA  94086             2,029,824          18.35

Common            Lester Pickett
                  Chairman/Exec. VP/Secretary
                  178 Centre St., #21
                  Mountain View, CA  94041         2,595,000          23.46

Common            Charles R. Bond, Director
                  502 Sark Ct.
                  Milpitas, CA  9505                  20,000           0.18

Common            Errol Flynn, Director
                  407 W. Main St.
                  Sackets Harbor, NY  13685          182,000           1.64

Common            Warren Pickett, Director
                  2613 Chateau Lane
                  Davis, CA  95616                   180,000           1.62
                                                   ---------         ------
                                                   5,006,824          45.25


No officers, directors, or security holders listed above own any warrants, options or rights.

The Company has an employee common stock purchase program, see Exhibit of form of Restricted Stock Purchase Agreement, under which employees are permitted to purchase shares at a price of $0.00125 per share. At June 30, 1999, a total of 4,899,153 common shares had vested under the program, and 507,228 common shares were unvested and subject to repurchase. If the employee leaves the employment of the Company during a certain period of time, the employee must sell the unvested shares to the Company at the price for which the shares were purchased.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

Samuel P. Shanks, Ph.D. - President, Chief Executive Officer and Director.
--------------------------------------------------------------------------

Samuel P. Shanks, age 52, has served as the Company's President, Chief Executive Officer and Director since its inception in 1993. Dr. Shanks was co-founder of the Company along with Lester C. Pickett. From 1987 to 1993, Dr. Shanks served with JAI Associates, Inc., a firm that performs government contracted numerical research, where he served as its President from 1989. Dr. Shanks earned B.S., M.S., and Ph.D. degrees in Engineering, Mathematics and Computer Science from Mississippi State University. Over the past 30 years, Dr. Shanks has worked with many major corporations including General Dynamics, Flow Simulations, Inc., and Rocketdyne Division of Rockwell International where he worked on the redesign of the space shuttle main engine. Dr. Shanks developed a powered missile separation Navier-Stokes code for missile launches from realistic aircraft configurations and in 1985, Dr. Shanks received the highest award given at NASA/Ames for research, the H. Julian Award, for his work on redesign of the space shuttle main engine. Dr. Shanks has over 30 years of experience in computational fluid dynamics and has made many substantial advances to the state of the art in that field.

Lester C. Pickett - Chairman of the Board, Executive Vice President
 and Secretary.
--------------------------------------------------------------------------------

Lester C. Picket, age 58, has served as the Company's Chairman of the Board, Executive Vice President and Assistant Secretary since its inception in 1993. Mr. Pickett was made Secretary in August, 1998. Mr. Pickett was co-founder of the Company along with Samuel P. Shanks. Mr. Pickett has more than 30 years of engineering experience, including more than 20 years as an independent engineer consulting to numerous California manufacturing companies in the development of new electronic products. Mr. Pickett has worked for such well-known corporations as Douglas Aircraft (McDonnell Douglas, now Boeing) and Texas Instruments. Mr. Pickett is the inventor of the ultra high performance function generators and other central elements of a new type of processor for performing exponential floating point computation at high speed in various hardware technologies as well as pure software. Mr. Pickett has also shown in detail how to construct a complete floating point computing environment based on such a processor. Mr. Pickett holds two applicable patents that issued February 1993 and March 1993, a third that issued in October 1994 and several pending international patents. All substantial rights to the many issued and pending patents held by Mr. Pickett have been assigned to Log Point.

Errol Flynn - Director.
-----------------------

Errol Flynn, age 58, has served as Director of the Company since its inception in 1993. Mr. Flynn has over 25 years of experience in all aspects of sales and marketing. In 1992, he retired from his position as Vice President of Sales for Xircom where he was responsible for the increase in annual sales from $4 million to $90 million in just under three years.

Charles Bond - Director.
------------------------

Charles Bond, age 60, has served as Director of the Company since 1994. Since January 1998, Mr. Bond has been self-employed as an independent consultant. From June 1997 to December 1997, Mr. Bond served as Director of Systems Development of Ampex Corporation, a company specializing in electronic video recording and other electronic consumer products. From March 1991 to June 1997, Mr. Bond served as Director of Engineering for Read-Rite Corporation, a company specializing in Read-Rite magnetic heads used in hard drives. Mr. Bond has over 20 years of experience in design engineering and technical management of disk drives, peripherals, and media products and holds several patents in that area. Mr. Bond has worked for QUME Corp., Trace Products, Inc., Verbatim Corp., Nestar Systems, Inc., BASF Systems, Inc., Shugart and IBM. Mr. Bond has experience in all phases of development from product concept through manufacturing and in financial planning, staffing and resource management.

Warren E. Pickett, Ph.D. - Director.
------------------------------------

Warren E. Pickett, age 51, has served as Director of the Company 1994. Since July 1997, Dr. Pickett has served as a professor of Physics at the University of California at David. From October 1979 to June 1997, Dr. Pickett was a Senior Research Physicist at the Naval Research Laboratory in Washington, D.C where he formulated and performed research in condensed matter theory using state-of-the-art theoretical approaches and computational methods. The emphasis of his work was on superconductivity, magnetism and related unusual materials properties. Dr. Pickett is the brother of Lester C. Pickett.


Item 6. EXECUTIVE COMPENSATION.

                                                  SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------
                            Annual Compensation                          Long Term Compensation
                                                                                 Awards              Payouts
                           ---------------------                         ------------------------     -------
                                                            Other                      Securities
        Name                                               Annual       Restricted     Underlying                 All Other
   and Principal                                          Compensa-        Stock        Options/       LTIP       Compensa-
      Position          Year     Salary*      Bonus         tion         Award(s)         SARs       Payouts        tion
                                   ($)         ($)           ($)            ($)           (#)          ($)           ($)
        (a)             (b)        (c)         (d)           (e)            (f)           (g)          (h)           (j)
----------------------------------------------------------------------------------------------------------------------------
Samuel P. Shanks,
  President
----------------------------------------------------------------------------------------------------------------------------
Lester C. Pickett,
  Chairman, Exec.
  Vice President &
  Secretary
----------------------------------------------------------------------------------------------------------------------------

* At June 30, 1999 and 1998, the Company had accrued and unpaid salaries and wages to Lester C. Pickett and Samuel P. Shanks of $417,832 and $237,832, respectively, excluding interest Because of the development stage of the Company, it made arrangements with its employees under informal letter agreements to defer all or a part of the salaries or wages until the Company attains the ability to permit payments. The arrangements do not specify a time period for payment. The deferred amounts, which include the estimated related payroll taxes, will not be payable until the Company attains revenues of $250,000 per calendar quarter, at which time a percentage, to be determined by the Company, of the amounts of revenues over $250,000 will be devoted to paying the deferred amounts.

In October 1997, the two officers having deferred salary agreed to cancel $350,000 each and to cancel a total of $700,000 of their deferred salaries.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Lester C. Pickett, Chairman of the Board, Executive Vice President and Secretary of the Company is the brother of Warren Pickett, who serves as a Director of the Company.

As of June 30, 1998, officers of the Company had advanced a total of $8,761, to the Company. Also, at June 30, 1999, the officers had deferred salary amounts from the Company of $417,832, excluding interest.

On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of two United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares, $210,000 to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the owner of the patents. The $210,000 was due upon signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000. At June 30, 1999 and 1998, the unpaid balance of the $210,000 amount was $160,574 and $172,084, respectively. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling and vending of sub-licenses with respect to the licensed technology and products under the patents. The approximately remaining life of the two United States patents is 15 years.

Item 8. DESCRIPTION OF SECURITIES.

Common Stock
------------

The Company is authorized to issue 50,000,000 shares of no par value per share common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At June 30, 1999 common shares issued and outstanding totaled 10,757,403.

Preferred Stock
---------------

The Company is authorized to issue 5,000,000 shares of no par value per share preferred stock, which may be issued in classes or series with various rights and designations by the Board of Directors. No shares have been issued. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors.

PART II

Item 1. LEGAL PROCEEDINGS.

The Company does not currently have any pending or ongoing legal proceedings. From time to time, in the normal course of doing business, the Company has legal proceedings.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is listed on the OTC Bulletin Board under the trading symbol "LGPT." The Company's common stock has been traded since October, 1997, before which there was little or no activity. Currently, the following brokerage firms are making a market in the Company's common stock: Hill Thompson Magid & Co., Herzog & Co., Sharpe Capital, Inc., GVR Company, Paragon Capital Corp., Sherwood Securities, Wm. V. Frankel & Co. Inc., Wien Securities Corp., Sierra Brokerage Services, Inc., M. H. Meyerson, Knight Securities, USCC Trading and Lloyd Wade Securities.

The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                  Price per Share
                                                  ----------------
Period Ended                                High                     Low
------------                                ----                     ---

Fourth Quarter 1998 (6/30/99)               $3.06                   $ .72

Third  Quarter 1998 (3/31/99)               $1.78                   $ .88

Second Quarter 1998 (12/31/98)              $1.66                   $1.01

First Quarter 1998 (9/30/98)                $2.63                   $1.31

The Company has approximately 150 shareholders of record.

The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.









               (Remainder of this page left intentionally blank.)

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

ISSUE                       NO. OF
DATE           TITLE        SHARES     SHARES ISSUED TO            CONSID.             AMOUNT
----           -----        ------     ----------------            -------             ------

4/18/97        Common        50,000  Edward H. Hawkins            Purchase                $25
4/18/97        Common        50,000  Don L. Swickard              Purchase                 25
4/18/97        Common        50,000  Carol Spykstra               Purchase                 25
4/18/97        Common        50,000  Alexander Lagerborg          Purchase                 25
4/18/97        Common        50,000  Michael Crumm                Purchase                 25
4/18/97        Common        50,000  Clark Burch                  Purchase                 25
4/18/97        Common        50,000  Michael V. Sicola            Purchase                 25
4/18/97        Common        50,000  Robert R. Turner             Purchase                 25
4/18/97        Common        50,000  Walter Conley                Purchase                 25
4/18/97        Common        50,000  Daniel T. Rennekamp          Purchase                 25
4/18/97        Common        50,000  Derek Vanderryst             Purchase                 25
4/18/97        Common        50,000  AP Investments, Inc.         Purchase                 25
4/18/97        Common        50,000  Joe J. Calloway              Purchase                 25
4/18/97        Common        50,000  William R. Barber            Purchase                 25
4/18/97        Common        50,000  Robert J. Laughlin           Purchase                 25
4/18/97        Common        50,000  Gerald H. Trumbule           Purchase                 25
4/18/97        Common        50,000  Mansfield Consultants        Purchase                 25
4/18/97        Common        50,000  Gerald Mulhall               Purchase                 25
4/18/97        Common        50,000  Teresa Banner                Purchase                 25
4/18/97        Common        50,000  Ken Banner                   Purchase                 25
4/18/97        Common        50,000  D. Wessel                    Purchase                 25
4/18/97        Common        50,000  Christina Kerley             Purchase                 25
4/18/97        Common        50,000  Michael F. Kerley            Purchase                 25
4/18/97        Common        50,000  Peter Mulhall                Purchase                 25
4/18/97        Common        50,000  Ken C. Boyd                  Purchase                 25
4/18/97        Common        50,000  Karanda Investments          Purchase                 25
4/18/97        Common        50,000  Anthony Mulhall              Purchase                 25
4/18/97        Common        50,000  Mary J. Mulhall              Purchase                 25
4/18/97        Common        50,000  Furnhurst Financial          Purchase                 25
4/18/97        Common        50,000  Mary Comyn                   Purchase                 25
4/18/97        Common        50,000  E-Z Natural, Ltd.            Purchase                 25
4/18/97        Common        50,000  Amber Rudd                   Purchase                 25
4/18/97        Common        50,000  Ethme Rudd                   Purchase                 25
4/18/97        Common        50,000  Roger Smith                  Purchase                 25
4/18/97        Common        18,300  Tudor Trading Ltd.           Purchase              9,150
2/25/98        Common       800,000  Rob J. Seary                 Purchase            320,000
2/25/98        Common       300,000  Thomas Vitucci               Purchase            120,000
2/25/98        Common       800,000  Tomorrow's Stocks            Purchase            320,000
6/17/98        Common       958,333  Pasquale Vitucci             Purchase            230,000

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation of the Company provide that the Company shall:

"A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that such person did not meet the foregoing standard of conduct.

B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged liable to the Corporation.

C. Indemnify a Director, officer, employee or agent of the Corporation who has wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

D. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph E of this Article if:

     1. The Director, officer, employee or agent furnishes to this Corporation a written affirmation of such person's good faith belief that he has met the applicable standard of conduct required to receive indemnification;

     2. Such person furnishes to this Corporation an undertaking, executed personally or on behalf of such person to repay such amount if it is ultimately determined that he did not meet the applicable standard of conduct; and

     3. A determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to this Article.

E. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made:

     1. By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those Directors not parties to such action, suit or proceeding shall be counted in satisfying the quorum requirement; or
     2. If such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more Directors not parties to such action, suit or proceeding; except that Directors who are parties to such action, suit or proceeding may participate in the designation of Directors for the committee; or
     3. If such a quorum cannot be obtained, and such a committee cannot be established, or even if such quorum is obtained or such a committee is designated, if a majority of the Directors constituting such quorum or such committee so directs, either:

          (a) By independent legal counsel selected by the vote of the Board of Directors or such committee in the manner specified in Subparagraph E.1. or E.2. of this Article or, if a quorum of the full Board of Directors cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or

          (b)  By the shareholders.

Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if such determination is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

F. Purchase and maintain insurance, if economically feasible for the Corporation to do so in the sole judgment of the Corporation's Board of Directors, on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him, incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, the Bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of heirs, executors and administrators of such a person."

ALESSANDRI & ALESSANDRI, P.A.
Certified Public Accountants


                          Independent Auditors' Report


LOG POINT Technologies, Inc.
Mountain View, Californai

     We have audited the accompanying balance sheets of LOG POINT Technologies, Inc. ("Company"), as of June 30, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and for the period since inception (February 1993) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LOG POINT Technologies, Inc., as of June 30, 1999 and 1998, and the results of its operations, and cash flows for the years then ended and for the period since inception (February
1993) to June 30, 1999 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company is in the development stage; has not realized revenues and profitable operations, and is dependent upon loans and equity financing to conduct its operations, which situation raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                               /s/ Alessandri & Alessandri, P.A.
October 27, 1999
--------------------------------------------------------------------------------

                            Accountants & Consultants
             5121 Ehrlich Road o Suite 107-B o Tampa, Florida 33624
                       (813) 969-1995 o Fax (813) 960-2740
           Member: American Institute of Certified Public Accountants/
              Division of CPA Firms o Member: Florida Institute of
                          Certified Public Accountants

                                            LOG POINT Technologies, Inc.
                                           (a development stage company)
                                                   BALANCE SHEETS
                                               JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------------------------------------

                                                                             1999                     1998
                                                                          -----------              -----------
                                                   ASSETS

CURRENT ASSETS
  Cash                                                                    $       466              $   708,037
  Prepaid expenses                                                                                       2,500

                                                                          -----------              -----------
         Total Current Assets                                                     466                  710,537
                                                                          -----------              -----------
EQUIPMENT & FURNITURE
  Office Equipment & Furniture
   (net of depreciation of $29,099 & $19,459)                                  39,595                   32,143
                                                                          -----------              -----------

OTHER ASSETS
  Product technology license (net of
   amortization of $89,250 & $75,250)                                         120,750                  134,750
  Receivable from officers                                                                              97,197
  Deposits                                                                      4,281                    3,771
                                                                          -----------              -----------
         Total Other Assets                                                   125,031                  235,718
                                                                          -----------              -----------

               TOTAL                                                      $   165,092              $   978,398
                                                                          ===========              ===========




                                       LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of capitalized lease obligation                         $    11,861              $     5,071
  Accounts Payable                                                            148,648                    4,790
                                                                          -----------              -----------
         Total Current Liabilities                                            160,509                    9,861
                                                                          -----------              -----------
LONG-TERM DEBT
  Due on product license                                                      160,574                  172,084
  Capitalized lease obligation less current portion                            13,031                   21,446
  Loans from officers                                                           6,761
                                                                          -----------              -----------

         Total Long-Term Debt                                                 180,366                  193,530
                                                                          -----------              -----------

OTHER LIABILITIES
  Deferred salaries & wages, and related payroll taxes                        882,569                  605,217
                                                                          -----------              -----------

         Total Liabilities                                                  1,223,444                  808,608
                                                                          -----------              -----------


STOCKHOLDERS' EQUITY
   Preferred stock-No par value: 5,000,000 shares
    authorized; no shares issued
  Common Stock - No par value; 50,000,000 shares
    authorized; shares issued and outstanding
    10,757,403 and 11,058,333,  respectively                                1,029,194                1,474,630
  Retained Earnings (deficit)                                              (2,087,546)              (1,304,840)
                                                                          -----------              -----------
         Total Stockholders' Equity                                        (1,058,352)                 169,790
                                                                          -----------              -----------

               TOTAL                                                      $   165,092              $   978,398
                                                                          ===========              ===========

                                          See Notes to Financial Statements.

                                         LOG POINT Technologies, Inc.
                                         (a development stage company)
                                           STATEMENT OF OPERATIONS
                                  FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
                       AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 1993) TO JUNE 30, 1999
---------------------------------------------------------------------------------------------------------------

                                                                                                      Since
                                                     1999                    1998                   Inception
                                                ---------------------------------------------------------------

SALES                                                    None                    None             $     70,480
                                                                                                   ------------

COST OF SALES                                            None                    None                     None

OPERATING EXPENSES
  General and Administrative                     $    303,318             $    127,730             $    516,532
  Research and development                            411,364                  247,424                1,349,699
  Depreciation and Amortization                        23,640                   17,993                  118,349
                                                 ------------             ------------             ------------

            Total Operating Expenses                  738,322                  393,147                1,984,580
                                                 ------------             ------------             ------------

LOSS BEFORE OTHER ITEMS                              (738,322)                (393,147)              (1,914,100)

OTHER INCOME & EXPENSE
  Interest expense                                    (56,278)                 (40,793)                (186,253)
  Interest income                                      11,894                      913                   12,807
                                                 ------------             ------------             ------------


NET LOSS                                         $   (782,706)            $   (433,027)            $ (2,087,546)
                                                 ============             ============             ============







Loss Per Share                                   $     (0.072)            $     (0.052)
                                                 ------------             ------------


Weighted average number of shares                  10,865,503                8,353,888
                                                 ------------             ------------


                                          See Notes to Financial Statements.


                                                   LOG POINT Technologies, Inc.
                                                  (a development stage company)
                                            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
                                 AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 1993) TO JUNE 30, 1999
---------------------------------------------------------------------------------------------------------------------------

                                                                                                              Retained
                                                             Preferred Stock               Common Stock        Earnings
                                                   Shares           $              Shares          $            (Loss)
                                               ----------------------------------------------------------------------------

Proceeds from issuance of common stock                                              648,800    $    160,000
Exchange of loans payable for common
    stock                                                                                            34,000
Common stock issued for services                                                      1,520           7,600

Net loss                                                                                                      $   (213,300)
                                               ------------    ------------    ------------    ------------    ------------
Balance, June 30, 1994                                                              650,320    $    201,600    $   (213,300)

Cancellation of common shares in
  exchange for preferred shares                     403,200    $    201,600        (650,320)       (201,600)
Issuance for preferred shares
   to founders                                      610,000
Sale of preferred shares                              4,400          10,000
Sale of common shares                                                             1,931,792          24,147
Common stock issued for receivable
  subsequently paid                                                               2,015,000          25,188
Net Loss                                                                                                           (230,677)
                                               ------------    ------------    ------------    ------------    ------------

Balance, June 30, 1995                            1,017,600    $    211,600       3,946,792    $     49,335    $   (443,977)

Common stock issued for receivable
 subsequently paid                                                                  152,763           1,910
Sale of common shares                                                                10,000             125
Sale of preferred shares                              9,240          19,500
Exchange of preferred shares for loans              118,000          99,000
Exchange of preferred shares for services             2,000           5,000
Net Loss                                                                                                           (193,432)
                                               ------------    ------------    ------------    ------------    ------------
Balance, June 30, 1996                            1,146,840    $    335,100       4,109,555    $     51,370    $   (637,409)

Sale of preferred sales                              36,780          76,950
Exchange of preferred shares for loans               10,000           5,000
Sale of common shares                                                                60,000             750
Exchange of common shares for loans                                               1,236,825          15,460
Net Loss                                                                                                           (234,404)
                                               ------------    ------------    ------------    ------------    ------------
Balance, June 30, 1997                            1,193,620    $    417,050       5,406,380    $     67,580    $   (871,813)

Adjustment to reflect reverse purchase
    acquisition                                  (1,193,620)       (417,050)      2,793,620         417,050
Sale of common shares                                                             2,858,333         990,000
Net Loss                                                                                                           (433,027)
                                               ------------    ------------    ------------    ------------    ------------

Balance, June 30, 1998                                 None            None      11,058,333    $  1,474,630    $ (1,304,840)
Purchase of common shares                                                          (300,930)       (445,436)
Net Loss                                                                                                           (782,706)
                                               ------------    ------------    ------------    ------------    ------------

Balance, June 30, 1999                                 None            None      10,757,403    $  1,029,194    ($ 2,087,546)
                                               ============    ============    ============    ============    ============


                                             See Notes to Financial Statements.


                                                  LOG POINT Technologies, Inc.
                                                 (a development stage company)
                                                    STATEMENT OF CASH FLOWS
                                           FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
                               AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 1993) TO JUNE 30, 1999
----------------------------------------------------------------------------------------------------------------------

                                                                    1999                   1998               Since
                                                                                                            Inception
                                                                   ---------------------------------------------------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                 $  (782,706)        $  (433,027)        $(2,087,546)
Add: Non-Cash Items
    Depreciation and Amortization                                       23,640              17,993             118,349
    Deferred salaries, related taxes and interest                      277,352             282,118             882,569
    Payment of loans with preferred & common stock                                                             153,460
    Payment of expenses with preferred & common stock                                                           12,600
Changes in Assets and Liabilities:
     Prepaid expenses                                                    2,500              (2,500)
     Receivable & payables from officers-net                           103,958            (105,723)              6,761
     Deposits                                                             (510)             (1,051)             (4,281)
     Accounts payable                                                  143,858             (16,309)            148,648
     Stock receivable                                                                        1,719
                                                                   -----------         -----------         -----------
Net Cash From (To) Operating Activities                               (231,908)           (256,780)           (769,440)
                                                                   -----------         -----------         -----------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of Equipment                                               (17,092)            (28,842)            (68,694)
                                                                   -----------         -----------         -----------
Net Cash From (To) Investing Activities                                (17,092)            (28,842)            (68,694)
                                                                   -----------         -----------         -----------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from capitalized leases                                         7,484              28,101              45,049
Repayment of Debt                                                      (20,619)            (35,957)            (69,583)
Proceeds from sales of preferred & common stock                                            990,000           1,308,570
Purchases of common stock                                             (445,436)                               (445,436)
                                                                   -----------         -----------         -----------
Net Cash From (To) Financing Activities                               (458,571)            982,144             838,600
                                                                   -----------         -----------         -----------

Increase (Decrease) in Cash                                           (707,571)            696,522                 466
Cash Balance, Beginning                                                708,037              11,515                   0
                                                                   ===========         ===========         ===========
Cash Balance, Ending                                               $       466         $   708,037         $       466
                                                                   ===========         ===========         ===========

Supplemental Disclosures of Cash Flow Information:
   Interest Paid                                                   $    15,904         $     1,017         $    33,916

Supplemental Disclosure of Non-Cash transactions:
   The Company issued 1,368,345 common shares in payment
     of liabilities and expenses, and acquired a technology license with a note payable for $210,000


                                          See Notes to Financial Statements.


                          LOG POINT Technologies, Inc.
                          (a development stage company)
                          Notes To Financial Statements
                             June 30, 1999 and 1998
--------------------------------------------------------------------------------

Note 1 - Organization and History

     Log Point Technologies, Inc. ("Company"), is the result of the acquisition and merger of Sandtech Developments, Inc. (a Colorado corporation) ("Sandtech") and Log Point Technologies, Inc. (a California corporation.) ("Log Point California").

     Log Point California was organized on February 1, 1993 under the laws of the State of California. Since inception to date, Log Point California has been in the development stage with respect to its primary product(s) that is centered upon mathematical functions and systems that are embedded in computer microprocessor chips to enable and enhance mathematical calculations.

     Sandtech was organized as a Colorado corporation on July 19,1996. Since inception Sandtech has been in the development stage and has not conducted operations, excepting for minor administrative matters. Sandtech had minimal assets and liabilities at the date of merger.

     In October 1997 Log Point California received 18,400,000 shares of the 20,000,000 outstanding common shares of Sandtech, and the 300,000 outstanding shares of preferred stock for the 1,600,000 remaining outstanding common shares. All of the 300,000 preferred shares received, and 11,800,000 of the 18,400,000 common shares received were retired. Simultaneously, 6,600,000 common shares of the Company were exchanged for all of the outstanding shares of Log Point California; the assets and liabilities of Log Point California were transferred to Sandtech; Log Point California was dissolved; and, Sandtech changed its name to LOG POINT Technologies, Inc. As a result of the merger and exchange of shares, the shareholders of Log Point California became the controlling shareholders of the Company. The Company also declared a one for ten reverse split of its preferred and common stocks. For financial reporting purposes, the transaction was accounted for as a reverse purchase acquisition under which the companies were recapitalized to include the historical financial information of Log Point California. For financial reporting purposes, all shares have been reflected in post split shares.

Note 2 - Basis of Presentation

     The financial statements of the Company as of June 30, 1999 and 1998, and for the years then ended have been prepared using the accrual basis of accounting, and on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. To date, the Company has realized minimal revenues from sale of its products and services, and has been dependent upon the proceeds from loans, including loans from officers and directors, and equity transactions to fund its development stage operations, and, as a minimum, management believes that its borrowings from officers will be adequate to fund its needs for the next year. No adjustments have been recognized in the financial statements to reflect the uncertainties of the Company to develop profitable operations and/or to continue funding its operations from borrowings and equity transactions.


Note 3 - Cash and Cash Equivalents

     At June 30, 1998, $690,668 of the total cash and cash equivalents represented monies deposited in an uninsured money market fund.

Note 4 - Summary of Significant Accounting Policies

     Revenue recognition - Revenue is recognized when products are shipped or services are rendered.

     Equipment - Equipment is recorded at acquisition cost. Repairs and maintenance that do not extend the useful life are charged to expense when incurred, and improvements and betterments that extend the useful life are capitalized. Depreciation is calculated using methods that approximate the straight-line method over the estimated lives, generally five and seven years.

     Technology license agreement - The technology license agreement is carried at cost, and is being amortized ratably over the remaining life (appx. 15 years) of the underlying patents.

     Research and development - Research and development expenses are charged to operations as incurred.

     Deferred salaries & wages - All of the officers of the Company and other Company personnel have agreed to defer part or all of their salaries. The deferred amounts, which include the estimated related payroll taxes, will not be payable until the Company attains revenues of $250,000 per calendar quarter, at which time a percentage, to be determined by the Company, of the amounts of revenues over $250,000 will be devoted to paying the deferred amounts. Interest at the rate of 6% per annum, compounded quarterly, has been recognized on the accrual of the deferred salaries & wages.

     Income taxes - The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the balance sheet, adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax liability or asset is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

     Earnings (Loss) per share - Earnings (loss) per common share is based upon the weighted average number of common shares (after the reverse split) outstanding.

     Economic and Concentration Risk - The business of the Company is primarily in the development, under existing patents, and marketing of enhanced mathematical functions embedded in computer microprocessor chips to customers in the United States of America and certain foreign countries. The Company may encounter risk from competitors who have significantly greater resources, and from technological breakthroughs that are commonplace in the computer industry.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Actual results could differ from those estimates.

     Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 5 - Equipment

         Equipment consists of the following:

                                                     6/30/99   6/30/98
                                                     -------   -------

         Computers & related items                   $52,641   $44,191
         Office furniture & fixtures                  16,053     7,411
                                                     -------   -------
                          Total                       68,694   51,602
         Less-accumulated depreciation                29,099   19,459
                                                     -------   -------
                          Net                        $39,595   $32,143
                                                     -------   -------


Note 6 - Technology License Agreement

     On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of two United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares that were not ascribed a value. The agreement also required $210,000 to be paid to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the holder of the patents. The $210,000 was due upon the signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000 are also required. At, June 30, 1999 and 1998, the unpaid balance of the $210,000 amount was $160,574 and $172,084, respectively, including interest at the rate of 6% per annum, compounded quarterly. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling, and vending of sub-licenses with respect to the licensed technology and products under the patents.

     The amount of $210,000 is being amortized ratably over 15 years, the approximate remaining life of the two United States Patents. At June 30, 1999 and 1998, the unamortized portions were $120,750 and $134,750, respectively.

Note 7 - Receivable From Officers

     At June 30, 1998, one of the officers of the Company had been advanced a total of $97,197, with the approval of the Board of Directors of the Company. The advanced amounts bear interest at six percent per annum, compounded quarterly, and are due on demand, but, not later than five years from June 30, 1998. Also, at June 30, 1999 and 1998, the officers had deferred salary amounts, including interest at 6% per annum, compounded quarterly, from the Company of $465,537 and $375,059. At June 30, 1999 an officer of the Company had loaned the Company $6,761.

Note 8 - Capitalized Lease Payables

     The Company has entered into agreements for the lease purchase of certain computer and related equipment, which agreements have been determined to constitute financing leases. Accordingly, the Company recorded the asset costs of $35,573 and related principal lease obligations of an equal amount. The capitalized lease agreements require monthly payments, including interest, of $1,289 through November 2000; of $1,047 from December 2000 to May 2001; and, of $289 from June 2001 to November 2001.

Note 9 - Deferred Salaries and Wages

     At June 30, 1998 and 1997, the Company had accrued and unpaid salaries and wages to officers and employees of $882,568 and $605,217, respectively. Because of the development stage of the Company, it made arrangements with its employees under informal letter agreements to defer all or a part of the salaries or wages until the Company attains the ability to permit payments. The arrangements do not specify a time period for payment, and the Company has recognized interest at the rate of 6% per annum, compounded quarterly.

                                              6/30/99          6/30/98
                                              -------          -------

         Officers                            $417,832          $237,832
         Employees                            307,510           269,560
         Accrued interest                      83,694            47,086
         Payroll taxes                         73,532            50,739
                                             --------          --------
                 Total                       $882,568          $605,217
                                             --------          --------

Note 10 - Employee Common Stock

     The Company has a non-qualified employee common stock purchase program, under which employees, from time to time, are granted the right to purchase a certain number of shares at a stipulated price, with ownership vesting over a period of time. In the event the employee is terminated or leaves the employ of the Company before the vesting period is complete, the employee must sell the unvested shares to the Company at the same amount for which they were purchased. At June 30, 1999, a total of 4,899,153 of common shares had vested under the program, and 507,228 common shares were unvested.

Note 11 - Income Taxes

     At June 30, 1999 the Company has accumulated losses of $2,088,000 which may be available to offset future operating income. The Company will need to realize significant profits to utilize the losses, all of which may not be immediately available due to the merger and issuance of additional stock, and capitalization matters. If deductible, the accumulated losses represent a deferred tax asset of approximately $710,000 for which a valuation allowance of the same amount has been provided because it is more likely than not that the amounts may not be immediately deductible.

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences at June 30.

                                                          1999          1998
                                                        ---------     ---------

   Income tax provision (benefit) - 34%                 $(266,120)    $(147,229)
   Increase (decrease) in rates resulting from
            State taxes                                   (46,358)      (25,265)
   Valuation allowance for deferred tax assets            312,478       172,494
                                                        ---------     ---------
   Effective tax rates                                      -0-            -0-
                                                        ---------     ---------

     The accumulated losses expire for tax purposes generally as shown below:

                               Year                        Amount
                               ----                        ------
                               2009                       $212,000
                               2010                        231,000
                               2011                        195,000
                               2012                        234,000
                               2013                        433,000
                               2014                        783,000


Note 12 - Common and Preferred Stock

Preferred Stock
---------------

     At June 30, 1999, the Company was authorized to issue 5,000,000 shares of no par value per share preferred stock, which may be issued in classes or series with various rights and designations by the Board of Directors. No shares were issued and outstanding at June 30, 1999. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors, and other rights and/or preferences as maybe designated by the Board of Directors.

Common Stock
------------

     The Company is authorized to issue 50,000,000 of no par value per share common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and is declared by the Board of Directors. At June 30, 1999, common shares issued and outstanding totaled 10,757,403.

Note 13 - Commitments and Contingencies

     The Company leases its office space under a lease that requires monthly rental payment of $1,462, which monthly rate increases at the rate of 2.5% each year, through December 2003.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect upon the Company's operations or financial position.

     Management asserts that it has reviewed the computers and computer programs that it utilizes to conduct its activities, and believes that such are Year 2000 compliant. While management has not conducted specific inquiries, it believes that the entities with which it interacts are Year 2000 compliant as they are primarily in the computer industry.

Note 14 - Fair Value of Financial Instruments

     The carrying amounts of the Company's cash equivalents (money market fund) and receivables are considered to approximate its fair market value. Similarly, the amount of the Company's obligations are considered to represent the approximate fair value of such instruments based upon management's best estimate.

Note 15 - Public Offering

     During June 1998, the Company completed an offering under Regulation D, Rule 504. As a result of the offering, the Company realized $990,000 and issued 2,858,333 common shares. The Company expects to file with the Securities and Exchange Commission to become a reporting company.

PART III

Item 1. INDEX TO EXHIBITS.

Exhibit               Description of Document
-------               -----------------------

3(i)         Articles of Incorporation filed July 19, 1996.*

3(ii)        Amendment to Articles of Incorporation filed January 22, 1997.*

3(iii)       Amendment to Articles of Incorporation filed November 6, 1997.*

3(iv)        Bylaws.*

10.0         Confidential Technology License Agreement dated February 18, 1993.*

10.1 Non-Disclosure Statement, Employee Proprietary and Confidential Information Agreement with Samuel P. Shanks dated May 2, 1994.*

10.2 Non-Disclosure Statement, Employee Proprietary and Confidential Information Agreement with Lester Pickett dated May 2, 1994.*

10.3         Restricted Stock Purchase Agreement, Form of*

23.0         Consent of Accountants.*

27.0         Financial Data Schedule.*

99.0         Form of Stock Certificate.*

*  Previously submitted.


Item 2. DESCRIPTION OF EXHIBITS.

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            LOG POINT TECHNOLOGIES, INC.


Date:  January 18, 2000                     By:  /s/  Samuel P. Shanks
       -----------------                         -------------------------------
                                                 Samuel P. Shanks, President